**DIRECTORS AND EXECUTIVE OFFICERS OF
EXXON MOBIL CORPORATION**

The following table sets forth certain information with respect to the directors and executive officers of Exxon Mobil Corporation. The business address of each director and executive officer of Exxon Mobil Corporation is 22777 Springwoods Village Parkway, Spring, TX 77389.

Name	Present Principal Occupation or Employment	Citizenship
Michael J. Angelakis (Director)	Chairman & Chief Executive Officer, Atairos Group	United States
Angela F. Braly (Director)	Former Chairman, President and Chief Executive Officer of WellPoint Inc. (formerly known as Anthem, Inc. and now known as Elevance Health, Inc.)	United States
Gregory C. Garland (Director)	Former Executive Chairman and CEO of Phillips 66	United States
John D. Harris II (Director)	Former Chief Executive Officer of Raytheon International, Inc.	United States
Kaisa H. Hietala (Director)	Co-founder and Chair, Greencode Ventures Oy; Partner, New Sustainability Oy	United States
Joseph L. Hooley (Director)	Former Chairman, President and Chief Executive Officer of State Street Corporation	United States
Steven A. Kandarian (Director)	Former Chairman, President and Chief Executive Officer of MetLife, Inc.	United States
Alexander A. Karsner (Director)	Senior Strategist, X (formerly Google X) Alphabet's Moonshot Factory	United States
Lawrence W. Kellner (Director)	President, Emerald Creek Group, LLC	United States
Dina Powell McCormick (Director)	President and Vice Chair, Meta	United States
Jeffrey W. Ubben (Director)	Founder, Portfolio Manager, and Managing Partner, Inclusive Capital Partners, L.P.	United States
Darren W. Woods (Director, Chief Executive Officer and President)	Chairman of the Board & Chief Executive Officer and President, Exxon Mobil Corporation	United States
Maria S. Dreyfus (Director)	Chief Executive Officer, Ardinall Investment Management	United States
Neil A. Hansen	Senior Vice President and Chief Financial Officer, Exxon Mobil Corporation	United States
Neil A. Chapman	Senior Vice President, Exxon Mobil Corporation	United States

Jack P. Williams, Jr.	Senior Vice President, Exxon Mobil Corporation	United States
Matt R. Crocker	Vice President, Exxon Mobil Corporation	United States
Daniel L. Ammann	Vice President, Exxon Mobil Corporation	United States
James R. Chapman	Vice President, Treasurer and Investor Relations, Exxon Mobil Corporation	United States
Len M. Fox	Vice President, Controller and Tax, Exxon Mobil Corporation	United States
Jon M. Gibbs	Senior President, ExxonMobil Global Operations	United States
Staale Gjervik	President, ExxonMobil Global Projects Company	United States
Darrin L. Talley	Vice President, Corporate Strategic Planning, Exxon Mobil Corporation	United States
Jeffrey A. Taylor	Vice President, General Counsel and Corporate Secretary, Exxon Mobil Corporation	United States

DIRECTORS AND EXECUTIVE OFFICERS OF

PIONEER NATURAL RESOURCES COMPANY

The following table sets forth certain information with respect to the directors and executive officers of Pioneer Natural Resources Company. The business address of each director and executive officer of Pioneer Natural Resources Company is 22777 Springwoods Village Parkway, Spring, TX 77389.

Name	Present Principal Occupation or Employment	Citizenship
Barton P. Cahir (Director)	Senior Vice President, ExxonMobil Upstream Company	United States
Daniel A. Bates (Director)	Executive Vice President, Chief Financial Officer and Treasurer, Pioneer Natural Resources Company	United States
Richard P. Dealy (Director)	President and Chief Executive Officer, Pioneer Natural Resources Company	United States
Alex V. Volkov	Executive Vice President, Corporate Operations, Pioneer Natural Resources Company	United States & Russia
Kimberly L. Cunningham	Executive Vice President, General Counsel & Assistant Secretary, Pioneer Natural Resources Company	United States
Lazaro Cosma	Executive Vice President, Strategic Planning, Field Development, Pioneer Natural Resources Company	United States

DIRECTORS AND EXECUTIVE OFFICERS OF

PIONEER NATURAL RESOURCES USA, INC.

The following table sets forth certain information with respect to the directors and executive officers of Pioneer Natural Resources USA, Inc. The business address of each director and executive officer of Pioneer Natural Resources USA, Inc. is 22777 Springwoods Village Parkway, Spring, TX 77389.

Name	Present Principal Occupation or Employment	Citizenship
Barton P. Cahir (Director)	Senior Vice President, ExxonMobil Upstream Company	United States
Daniel A. Bates (Director)	Executive Vice President, Business Services and Treasurer, Chief Financial Officer, Pioneer Natural Resources USA, Inc.	United States
Richard P. Dealy (Director)	President and Chief Executive Officer, Pioneer Natural Resources USA, Inc.	United States
Lazaro Cosma	Executive Vice President, Strategic Planning, Field Development, Pioneer Natural Resources USA, Inc.	United States
Alex V. Volkov	Executive Vice President, Corporate Operations, Pioneer Natural Resources USA, Inc.	United States & Russia
Kimberly L. Cunningham	Executive Vice President, General Counsel & Assistant Secretary, Pioneer Natural Resources USA, Inc.	United States

DIRECTORS AND EXECUTIVE OFFICERS OF

PIONEER NATURAL RESOURCES PUMPING SERVICES LLC

The following table sets forth certain information with respect to the directors and executive officers of Pioneer Natural Resources Pumping Services LLC. The business address of each director and executive officer of Pioneer Natural Resources Pumping Services LLC is 22777 Springwoods Village Parkway, Spring, TX 77389.

Name	Present Principal Occupation or Employment	Citizenship
Alex V. Volkov (Director)	President, Pioneer Natural Resources Pumping Services LLC	United States & Russia
Kimberly L. Cunningham (Director)	Executive Vice President, General Counsel and Assistant Secretary, Pioneer Natural Resources Pumping Services LLC	United States
Daniel A. Bates (Director)	Executive Vice President, Treasurer and Chief Accounting Officer, Pioneer Natural Resources Pumping Services LLC	United States